1320 Centre Street, Suite 202
Newton, MA 02459

Phone: 617-243-0060
Fax: 617-243-0066

April 6, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, DC  20549

Attn:  Jay Ingram

Re:	Precision Optics, Inc.
Registration Statement on Form S-1
Filed December 18, 2008
File No. 333-156258

Dear Mr. Ingram:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, an amendment to the Form S-1, File No. 333-156258, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated January 12, 2009.  Set forth below is the Company’s response to the Staff’s comments.  The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Fee Table

Comment 1.           We note the registration statement covers the resale of 96,000 shares of common stock which you may issue for payment of interest on the 10% Senior Secured Convertible note, which you filed a Form of as Exhibit 4.3 to your Form 8-K filed on June 27, 2008.  It appears from the terms of the debenture that accrued interest on the notes may be paid in either cash or common stock, at the election of the noteholder.  As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement.  In your analysis, please discuss whether the holder of the note is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments.  Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued.  Please confirm your understanding of this position.

Response 1.                               The Company and the holders of the 10% Senior Secured Convertible Notes, the “Notes,” have entered into a Side Letter Agreement dated April 3, 2009. Pursuant to that Agreement, the Company and the holders agreed that the interest on the Notes would be paid in cash only.  The Company has amended the Registration Statement to remove from registration the number of shares of common stock that would have been issued in lieu of cash interest on the Notes.  The Company acknowledges it may not rely on Rule 416 to register the shares underlying any interest accrued, however the Company notes that no shares are now issuable and therefore can’t be registered.

The Transaction, page 1

Comment 2.           We note from the footnotes to the Selling Security Holders table on page 7 that you are also registering 181,821 common shares issuable upon conversion of warrants issued in February 2007, pursuant to the triggering of anti-dilution provisions upon the closing of the June 25, 2008 offering.  Please revise to provide disclosure regarding the issuance of the securities which are convertible into these shares.

Response 2.                               The Company has complied with the Staff’s comment.

Selling Security Holders, page 7

Comment 3.           Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415 (a)(1)(i).

Response 3.                               In response to the Staff’s comment, the Company has removed any shares from the Registration Statement that were being registered for Officers or Directors of the Company.  As a result, the Company is no longer registering 18,182 shares for Joel Pitlor.  Additionally, pursuant to the Staff’s Comment 1, the Company is no longer registering 96,000 shares that may be issued upon conversion of interest accrued on the Notes.  Consequently, the Company has reduced the number of shares being registered on the Registration Statement from 1,074,621 to 960,439.

For the reasons set forth below, the Company respectfully believes that the remaining shares being registered in the Registration Statement constitute a valid secondary offering and may be registered as contemplated by the Registration Statement.

Background

On June 25, 2008, the Company entered into a Purchase Agreement (the “Purchase Agreement”) with three accredited investors for the sale of 10% Senior Secured Convertible Notes (the “Notes”) and warrants for a total purchase price of $600,000 (the “Financing”).  The Notes are convertible into an aggregate of up to 480,000 shares of the Company’s common stock at a fixed conversion price of $1.25 per share (the “Conversion Shares”).  The Company also issued warrants (the “Warrants”) giving them the right to purchase an aggregate of 498,621 shares of Common Stock at an exercise price of $1.75 per share (the “Warrant Shares”).  In addition, as a result of the Financing, an additional 181,821 shares of common stock became issuable as a result of anti-dilution adjustments in warrants (the “2007 Warrants”) issued by the Company in February 2007 (the “February 2007 Placement”).  Only

163,639 of these shares are being registered as a result of the Company reducing the number of shares being registered to comply with the Staff’s comment.  The shares of common stock being registered as part of the February 2007 Placement are referred to as the “Adjustment Shares.”  All share amounts, conversion and exercise prices have been adjusted for a 1-for-25 reverse stock split effective December 11, 2008.  The number of Conversion Shares issuable upon the conversion of the Notes and the Warrant Shares issuable upon the exercise of the Warrants and the exercise price thereof are subject to adjustment in certain circumstances, including if the Company issues or is deemed to have issued shares of common stock at a price per share less than the then-current conversion price or exercise price, as applicable.

The investors that participated in the Financing were Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P. (collectively, “SSF”) and Arnold Shumsky, an individual.  Additionally, the Company is registering Adjustment Shares of common stock that may be issued to LaPlace Group, LLC upon the exercise of warrants.  LaPlace Group purchased the warrants as part of the February 2007 Placement.  Except for the SSF entities, the investors identified in the Registration Statement are not related.  All investors identified in the Registration Statement as Selling Stockholders are hereafter referred to as the “Investors.”

The Notes and Warrants issued in the Financing and the Warrants issued in the February 2007 Placement were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) and Regulation D promulgated thereunder.  In the Purchase Agreement and the February 2007 Placement, the Investors made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Act.  In addition, each of the Investors represented that it was acting individually and not as a group and that each Investor had made its own independent decision to purchase securities in the Financing.

According to information provided to the Company by the Investors, the Investors specialize in investments in small capitalization public companies.  Each of the Investors characterizes itself as a long-term buy and hold investor.  In connection with their investment in the Company, each of the Investors did extensive fundamental due diligence on the Company, including reviewing the Company’s public filings with the Securities and Exchange Commission and conducting meetings with members of the Company’s senior management at which the Company’s business and prospects were discussed.

SSF has been an investor in the Company since June 1998.  As disclosed in the Registration Statement, as of April 3, 2009, SSF beneficially holds 72.1% of the Company’s common stock and Arnold Shumsky beneficially holds 12.5% of the Company’s common stock.

The terms of the Financing and the February 2007 Placement do not include any price “re-sets,” floating price conversion rights or other “toxic” features that have prompted the Staff’s concerns regarding “Extreme Convertible” transactions.  The Notes, the Warrants and 2007 Warrants have customary anti-dilution provisions under which, among other things, the conversion price of the Notes and the exercise price of the Warrants and the 2007 Warrants adjust if the Company issues or is deemed to have issued common stock at a price below the applicable conversion price of the Notes or the exercise price of the Warrants or the 2007 Warrants, respectively.  The Company believes that these anti-dilution adjustments are consistent with those that the Staff has previously indicated do not raise a Staff concern with respect to the Staff’s interpretation of Rule 415.

At June 24, 2008, just prior to the Financing, the Company had 1,018,411 shares of common stock outstanding.  In addition, the Company had outstanding warrants that may be exercised for 400,000 shares of common stock and options to acquire 97,232 shares of common stock to total 1,515,643 fully diluted shares of common stock outstanding.  Just after the Financing, the Company had outstanding 1,018,411 shares of common stock, warrants to purchase 898,621 shares of common stock and options to acquire 97,232 shares of common stock.  Additionally, the Notes could be converted into 480,000 shares of common stock.  The total, on a fully diluted basis, is 2,494,264 shares of common stock.

Pursuant to the Registration Statement, the Company seeks to register an aggregate of 960,439 shares of common stock, which equals the total amount of Conversion Shares and Warrant Shares issuable in connection with the Financing and the additional Adjustment Shares that the Company may issue upon the exercise of 2007 Warrants.  The shares covered by the Registration Statement represent approximately 94% of the common stock outstanding at the time of the Financing, approximately 63% of the fully diluted shares prior to the Financing and approximately 39% of the fully diluted shares following the Financing.

Rule 415 Analysis

In 1983 the Commission adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis.  Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule.  In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

                                (1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]

(x) Securities registered (or qualified to be registered) on Form S—3 or Form F—3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations.  Rule 415(a)(4) provides that:

“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”

As a result, if an offering that purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.  The Company is not eligible to use Form S-3 to effect a primary offering.  As a result, it cannot use Rule 415 to register a primary offering “at the market.”

In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices), (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities.  Because such a recharacterization has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations Manual”), the Staff has set forth a detailed analysis of the relevant factors that should be examined.  Interpretation D.29 (the “Interpretation”) provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the

Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing.  In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing and the Adjustment Shares can be registered for sale on behalf of the Investors pursuant to Rule 415.

How Long the Selling Stockholders Have Held the Shares

Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company.  Here, the Investors from the Financing have now held the Notes and Warrants for almost ten months and the Investors from the February 2007 Placement have held the 2007 Warrants for over two years as of the date of this letter.  Under the SEC’s revised Rule 144, any Investor that is not an affiliate would have been able to freely resell their Conversion Shares and the Warrant Shares and the Adjustment Shares (assuming a cashless exercise of the Warrants and the 2007 Warrants) after a six month hold.  See Securities Act Release No. 33-8869 (December 6, 2007).  This holding period is also longer than the period required by the Staff for valid “PIPE” transactions.

In the March 1999 Supplement to the Telephone Interpretations Manual, the Staff codified its “PIPEs” interpretation.  Interpretation 3S (the “PIPEs Interpretation”) provides in relevant part that:

“In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement….The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement.  Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition holding periods of over nine months and two years must also be sufficient for a valid secondary offering.

This concept comports with longstanding custom and practice in the PIPEs marketplace.  It is common practice in PIPE transactions, including this one, to require the issuer to file a registration statement shortly after the closing and have it be declared effective shortly thereafter.  The Staff has not made any public indication that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering.  Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

The Circumstances Under Which They Received the Shares

As described above, the securities covered by the Registration Statement became issuable in valid private placements that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Act and Regulation D promulgated thereunder.  As noted above, the terms of the Notes, Warrants and 2007 Warrants contain no “toxic” provisions or other terms that merited any special concerns by the Staff.  Further, as described above, the Financing and the February 2007 Placement was provided to a handful of investors with one major Investor, SSF, having held securities of the Company since 1998.  All of the Investors purchased their securities for investment purposes and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Act.  There is no evidence to suggest that those representations are false.

The Staff’s comment appears to indicate a concern that the shares of common stock registered in the Registration Statement will be immediately sold.  The Company does not believe the investors intend to sell the common stock being registered for many reasons including the extremely limited liquidity of the Company’s common stock.  There are a number of reasons why investors want shares registered other than to effect an immediate sale.  Many private investment funds, including some of the Investors, are required to mark their portfolios to market.  If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount.  That portfolio valuation does not depend on whether the Investors intend to dispose of their shares or to hold them for an indefinite period.  In addition, many investors are fiduciaries of other people’s money and have a common law duty to act prudently.  It would be fundamentally irresponsible for those investors not to have their shares registered.  Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company.  Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve’s margin regulations.  Restricted securities are not “margin stock.”

The PIPEs Interpretation supports this view.  If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor’s representation of investment intent which would destroy any private placement exemption.  However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

There is no evidence that the Investors have any plan to act in concert with respect to their shares.  In fact, the Investors identified in the Registration Statement acquired their securities in two private placements that occurred over a year apart.  At the time of the February 2007 Placement, it was not even contemplated that the Financing in June 2008 would occur.  Under the Exchange Act, a plan to act in concert would make the Investors a “group” under Section 13(d) of the Exchange Act.  However, no Schedule 13D has been filed by the Investors indicating a group exists.  Courts have found that investors who merely sign the same investment documents do not constitute a “group” for 13(d) purposes.  See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a “group”).   Accordingly, there does not appear to be any valid basis to impute to the Investors any intent to act in concert.  To the contrary, as noted above, SSF has held shares of the Company since 1998 and it has continued to acquire additional securities of the Company through the most recent Financing in June 2008.  SSF’s continuous ownership over the last ten years and additional purchases of the Company’s securities clearly negates any inference that it intends to effect a distribution of the shares it purchased in the Financing and provides compelling support for the Company’s argument that SSF and the other Investors have purchased their securities for investment and not with the intent to effect an illegal distribution of the securities purchased.

Additionally, the common stock being registered in the Registration Statement has not been issued yet.  The common stock that may be issued upon exercise of the Warrants is substantially out of the money and, based on a stock price of $0.25 on March 30, 2009, the Investors are extremely unlikely to exercise Warrants with an exercise price of $1.75 or $5.50.  Additionally, the Notes mature in June 2010 and must be paid in cash unless the Investor elects to convert all of part of the principal into common stock at a conversion price of $1.25.  Given the Company’s current stock price, the Investors are unlikely to convert the Notes in the foreseeable future or at all.  Given that the Investors are unlikely to exercise their Warrants or the 2007 Warrants or convert the Notes in the foreseeable future and that no shares may ever be issued under the terms of these securities, it is also extremely unlikely that the Investors will be selling the shares issuable upon exercise of the Warrants or the 2007 Warrants or conversion of the Notes into the market in the foreseeable future.

Even if the Company’s stock price was to rise to a level of $1.50, which would provide an economic incentive for the Investors to convert the Notes into common stock, the Company would only be issuing the portion of shares being registered that relate to the Notes.  The Warrant shares that were part of the Financing would remain unissued unless the stock price rose over the exercise price of $1.75.  Additionally, the Warrant shares that were part of the February 2007 Placement have an exercise price of $5.50 and those shares, if they are ever issued, are at a distant economic point than the securities issued in the Financing.  Given the vastly different conversion points of the securities in the Registration Statement, the Company is unlikely to issue all the shares of common stock being registered at the same time or even close in time and therefore it is extremely unlikely that the Investors will be in a position to sell all or even part of the shares of the common stock being registered into the market at any given time.

The Company’s stock has extremely limited volume.  Many days there are no trades at all and during an entire month approximately 1,000 to 2,000 shares of common stock may trade.  As of March 26, 2009, according to the website Yahoo Finance, the three-month average daily trading volume of the Company’s stock was approximately 316 shares.  If the holders of the shares covered by the

Registration Statement attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 3,039 trading days to do so, assuming no other person sold a single share of stock during that entire period.  Assuming no holidays at all, that would equate to a period of more than 8 years.  If they accounted for half of the daily trading volume, it would take them over 16 years to sell their shares.    Additionally, there is not sufficient demand in the Company’s common stock to support such heavy selling.  As a result, if the Investors were to attempt to sell some or all of the shares of common stock, the Company’s stock price would likely decline substantially and it is very likely the common stock would not be salable into the market at all.  Therefore, it seems extremely unlikely that the investors intend to sell their securities in this manner.

It is illogical to assume that the Investors purchased their shares for the purpose of making a distribution if it would take them over three years to liquidate the common stock acquired in the Financing.  The thinly traded float would render any attempt to distribute the shares impossible — the market for the Common Stock simply couldn’t absorb that much stock.  In this situation, the concept that the Investors have “freely tradable” shares is far more theoretical than real.  For all practical purposes, the Investors are locked into their investments, regardless of whether their shares are registered or not.

In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective.  Under the Commission’s own rules, a “distribution” requires special selling efforts.  Rule 100(b) of Regulation M defines a “distribution” as:

“an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” (emphasis added)

Accordingly, the mere size of a potential offering does not make a proposed sale a “distribution.”  Special selling efforts and selling methods must be employed before an offering can constitute a distribution.  Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered.  Again, it is not credible to assume that the Investors in the Financing will somehow band together to distribute their shares.  Nor is there any evidence that any of the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for their shares.  To do so would violate the detailed representations made by them in the Purchase Agreement and the February 2007 Placement.

Their Relationship to the Issuer

As described above, SSF has been an investor in the Company since 1998.  Over that time, they have participated in several fundraisings undertaken by the Company.  It is not credible to assume that SSF intends to flip their shares once the Registration Statement is declared effective.  If SSF wanted to sell shares, they could simply sell the other shares they have purchased from the Company in the past, many of which are registered for resale (of course, as indicated above, the practical reality is that market conditions prevent them from selling the shares they already own, let alone the shares issuable to them in the Financing).  As indicated above, all of the Investors are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment.  Again, there is no basis for believing that the other

Investors do not have the intention or ability to hold its shares for an indefinite period.

The Amount of Shares Involved

At the outset, it is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415.  However, in practical application, it appears that the amount of shares being registered has become the main factor relevant to the Staff.  This single-minded focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above.

My understanding about the evolution of the Staff’s position on Rule 415 is that, several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors were often left “holding the bag” and did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.  In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer.  In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares.  However, if the Staff’s concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff’s analysis.  It should be obvious that an illegal distribution of shares can take place when the amount of shares involved is less than one-third.  In fact, for the reasons described above it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float.  As demonstrated above, when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock.  This is especially true in the case of a small public company with a limited trading market.

Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies — exactly those issuers who are unable to use Form S-3 to register their shares on the shelf and have very limited options to raise funds.  In light of the Commission’s public commitment to small business issuers, as evidenced by the recent changes made to streamline small business capital raising (see, e.g., Securities Act Release No. 33-8876 (December 19, 2007) (providing reporting and regulatory relief to smaller reporting companies), and Securities Act Release No. 33-8878 (December 19, 2007) (extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances)), the Staff’s focus on these smaller companies is hard to harmonize.

The Staff’s focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock.  In this case, the Investors evaluated an investment in the Company on the basis of the business purpose for the Financing and whether they believed the Company’s proposed use of proceeds was rational and likely to produce above average investment returns.  The number of shares they ended up owning was just a mathematical result of the size of the investment, the price per share and the Company’s market capitalization.  By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies without apparent justification.

The Staff’s focus on one-third of the public float contradicts its own interpretative positions.  For example, Interpretation D.44 of the Telephone Interpretations Manual describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a)(4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis.” (emphasis added)

These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate is acting as a conduit for the issuer.

However, even if the number of shares registered is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering based on the number of shares the Company seeks to register.  There is nothing in this situation that justifies applying a rote one-third threshold.

Additionally, if the Staff does want to apply a threshold, it should take into account the nature of the offering.  In this case, the shares being registered in the Registration Statement have not yet been issued.  Therefore, it makes more sense to calculate a percentage based on the number of fully diluted shares outstanding which assumes the Notes have been converted and the Warrants have been exercised.  On those facts, the Company is registering only 39% of the fully diluted shares outstanding immediately after the Financing.  Given that the Company is only registering approximately one third of the fully diluted shares of common stock outstanding the day after the Financing and, in light of the diffuse nature of the Investors, the Company should be entitled to register all of the shares it is seeking to cover in the Registration Statement.

Whether the Sellers are in the Business of Underwriting Securities

None of the Investors are in the business of underwriting securities.  As described above, the Investors are private investment funds and individuals that buy and sell portfolio securities for their own accounts.  All of the Investors represented at the time of purchase that they were buying for their own accounts, for investment purposes, and not with an intention to distribute in violation of the Act.  There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation.

Whether Under All the Circumstances it Appears that the Seller is Acting as a Conduit for the Issuer

As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution and are not acting as conduits for the Company.  The Investors made fundamental decisions to invest in the Company, have held their securities for a period of time that far exceeds the periods sanctioned in the Staff’s PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for the long haul.  There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the shares.  In addition, the Investors beneficially own so much common stock that it would be virtually impossible for them to distribute it even if that was their intention.  None of the Investors are in the business of underwriting securities.  In these circumstances, we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

For all of the foregoing reasons, we believe that the Company should be permitted to proceed with the registration of the shares issuable in the Financing.  No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

Comment 4.           Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response 4.          The Company respectfully believes it would not be appropriate to disclose the conversion value of the Notes on June 25, 2008, the day the Notes were issued for several reasons:

•      Pursuant to the terms of the Notes, the Notes could not be converted until the Company effected a reverse stock split, an event that occurred on December 11, 2008.  Therefore, it would be misleading to investors to indicate a conversion value for the Notes on June 25, 2008 because such conversion could not have occurred under the terms of the Notes.

•      At the date of issuance of the Notes and until the Registration Statement is declared effective, the shares of common stock issuable upon conversion of the Note are not registered.  Consequently, they cannot be sold all at once into the market at the market price.  Therefore, the market price on the day of issuance or on any day that the shares of common stock are not registered is not a meaningful measure of the value of the common stock because the holders could not have sold the common stock into the market all at once and therefore could not have realized that price.

•      Given that the shares of common stock issuable upon conversion of the Notes are not registered, the holders would have to rely on an exemption from registration in order to sell or transfer the securities.  If the holders relied on Rule 144, they would have a minimum hold period of six months after conversion, well after June 25, 2008.  Special Situations Fund and its affiliates purchased $550,000 of the total issuance of $600,000 of the Notes.  Special Situations Fund is an affiliate under Rule 144.  Consequently, if Special Situations Fund were to sell the shares of common stock issuable upon conversion of the Note pursuant to Rule 144, it would only be able to sell during any three-month period 1% of the outstanding shares of common stock.  As of March 11, 2009, Special Situations would only be able to sell approximately 10,184 shares of common stock every three months.  At that rate, it would take Special Situations over ten years to liquidate its position solely from the common stock underlying the Notes.  Therefore, the market price of the common stock on June 25, 2008 or any subsequent day would not accurately reflect the value of the common stock issuable upon conversion of the Notes because the holders could not realize that price.

•      The Company’s stock has extremely limited volume.  Many days there are no trades at all and during an entire month approximately 1,000 to 2,000 shares of common stock may trade.  Even if the holders could sell all of the shares of common stock issuable upon conversion of the Notes pursuant to Rule 144 or pursuant to an effective Registration Statement, there is not sufficient demand in the Company’s common stock to support such heavy selling.  As a result, if the holders were to attempt to sell some or all of the shares of common stock issuable upon conversion of the Notes, the Company’s stock price would likely decline substantially and possibly the common stock would not be salable into the market at all.  As a result, the snapshot of the market price on any particular day is not a fair value of the shares of common stock because the holders could not realize that value.

•      The Notes pay interest that accrues daily until the Notes mature on June 25, 2010.  Therefore, even if the Notes were convertible on the day they were issued, the Note holders would be very unlikely to convert the Notes as they would not have earned any interest.  The Company believes the Holders negotiated for interest to be due at the maturity date of June 25, 2010 because they intend to hold the Notes until that date rather than convert as soon as possible.

•      The Company is obligated to pay the principal and interest on the Notes at June 25, 2010 in cash unless the holders choose to convert all or part of the Notes into common stock prior to that date.  Given (i) the very limited liquidity in the Company’s stock; and (ii) that the Company’s stock price of $0.25 on March 30, 2009 is substantially lower than the conversion price of $1.25 (such conversion price being adjusted for the Company’s reverse stock split), it is unlikely the Note holders will convert the Notes into Common Stock currently or in the future unless the Company’s stock price increases above the conversion price.

The Notes were structured to take into account the very limited liquidity of the Company’s common stock.  As such, the Notes are payable in cash with interest at maturity.  The holders may convert part or all of the principal and accrued interest into common stock but are not obligated to convert.  Given the economics of a conversion, the Company believes the Note holders are unlikely to convert at any time unless the Company’s stock price increases significantly.  For these reasons and the reasons identified in the above bullet points, the Company believes it is misleading to include the market price of the common stock to value the shares of common stock issuable upon conversion of the Notes.

Comment 5.           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the notes transaction that you have ever made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.

Response 5.          The Company has prepared the following table to comply with the Staff’s comment:

Payments Made or to be Made in Connection with the June 25, 2008 Financing to Participating Selling Stockholders and their Affiliates (1)

The following table discloses the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the June 25, 2008 transaction that we have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).

Payments Under Purchase Agreement
Expenses paid to investors’ counsel for legal fees and expenses (2)	$33,048

Payments Under 10% Senior Secured Convertible Note
Interest assuming Notes are held in full until maturity on June 25, 2010 (3)	$120,000
Liquidated damages for failure to pay outstanding amounts when due (4)(5)	*
Expenses in the event of default (4)(6)	*

Payments Under Warrants
Buy-in payment (4)(7)	*

Payments Under Registration Rights Agreement
Liquidated damages for failure to have Registration Statement filed by December 15, 2008 (8)	0
Liquidated damages for failure to file or amend a registration statement to include anti-dilution shares that may become due to holders under the Note or Warrant (4)(9)	*
Liquidated damages for failure to file a shelf registration statement to include registrable securities and anti-dilution shares, if any (4)(10)	*
Liquidated damages for failure to have Registration Statement effective by the required deadline (4)(11)	$3,600
Indemnification of investors (4)(12)	*

(1)   All payments due to Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P. will be made to the funds themselves.  MGP Advisors Limited, or MGP, is the general partner of the Special Situations Fund III, QP, L.P.  AWM Investment Company, Inc., or AWM, is the general partner of MGP, the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of each of the funds.

(2)   We agreed to pay the reasonable fees and expenses, not to exceed $35,000, of counsel to Special Situations Fund III QP, L.P. and Special Situations Private Equity Fund, L.P.  Such expenses were to be paid on demand.  In addition, we agreed to reimburse the investors upon demand for all reasonable out-of-pocket expenses incurred by the investors, including without limitations, reimbursement of attorneys’ fees and disbursements, in connection with any amendment, modification or waiver of the Purchase Agreement or any other agreement entered into in connection with this financing transaction.

(3)   Interest accrues on the Notes at a rate of 10% per year and will accrue on the unpaid principal balance of the Notes outstanding until the Notes are converted into shares of our common stock or paid in full.  The interest is payable upon the earlier of conversion or maturity of the Notes.  The Notes are due June 25, 2010.

(4)   We are unable to estimate at this time if any such payments will be payable, or, if payable, what such amount would be. This is a potential payment that we may or may not incur.

(5)   In the event that any amount due under the Notes is not paid when due, such overdue amount shall bear interest at an annual rate of 15% until paid in full.  In no event may any interest charged, collected or reserved under the Notes exceed the maximum rate permitted by law.

(6)   If an event of default occurs, we agreed to pay to the holder the reasonable attorneys’ fees and disbursements and all other reasonable out-of-pocket costs incurred by the holder in order to collect amounts due and under the Notes or otherwise to enforce the holders’ rights and remedies to which they are entitled.

(7)   If we do not deliver a certificate representing the shares issuable upon the due exercise of the Warrant by the holder within three business days and prior to the time such certificate is received by the holder, the holder, or any third party on behalf of the holder or for the holder’s account, purchases (in an open market transaction or otherwise) shares of our common stock to deliver in satisfaction of a sale by the holder of shares represented by such certificate, referred to as a “Buy-In,” then we must pay in cash to the holder (for costs incurred either directly by such holder or on behalf of a third party) the amount by which the total purchase price paid for the common stock as a result of the Buy-In (including brokerage commissions, if any) exceeds the proceeds received by such holder as a result of the sale to which such Buy-In relates.

(8)   Investors are entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following December 15, 2008 for which we did not have this Registration Statement filed with the SEC.  We filed the Registration Statement two days late, however the Note holders agreed to waive the liquidated damages.

(9)   Investors are entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following the 30th day after the obligation arises.

(10) Investors will be entitled to pro rata payments in an amount equal to 1% of the aggregate amount invested by each investor attributable to those registrable securities that remain unsold at that time for each 30-day period or pro rata portion thereof following the day the obligation to file a shelf registration statement arises.

(11) Investors will be entitled to pro rata payments in cash, in an amount equal to 1% of the aggregate amount invested by each investor for each 30-day period or pro rata for any portion thereof following the date the Registration Statement should have been effective. As of April 3, 2009, we would be required to pay approximately $3,600.

(12)    We have agreed to indemnify the investors for any losses, claims, damages or liabilities  they may incur as a result of any untrue statement of material fact in any registration statement; any blue sky application or document filed in any state; an omission to state a material fact in a blue sky application or other document necessary to make the statements therein not misleading; any violation by our Company or our agents of any rule or regulation promulgated under the Securities Act of 1933 relating to action or inaction required of our Company in connection with such registration other than any violation resulting from our compliance with our obligations related to Rule 415 as set forth in the Registration Rights Agreement; or any failure to register or qualify the securities included in the Registration Statement in any state where we have undertaken or agreed to undertake such registration or qualification on an investor’s behalf.   We will not be liable to the extent any loss, claim or damage or liability arises out of or is based upon an untrue statement made in conformity with information provided by such investor in writing for use in this Registration Statement.

The Company respectfully believes the chart directly above does not provide meaningful information to investors.  The only entry in the chart is the potential amount of cash interest that the Company might pay and even that amount is a guess based on a certain set of assumptions that may change and cause the column to also be zero.  Additionally, the Company has disclosed the potential interest to be paid on the Notes in several places in the Registration Statement and believes further disclosure is merely repetitive.  Finally, the Company believes many line items in the chart are not material as they are not likely to occur.

The Staff also asked the Company to provide, “disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes.”

The Company has added this table below the “Selling Security Holders Table” in the Registration Statement.

Comment 6.                               Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes,  presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible notes’ means the securities underlying the notes that may be received by the persons identified as selling stockholder]:

•                  the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•                  the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•                  if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

•                  if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•                  the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

•                  the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•                  the total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholder may receive; and

•                  the total possible discount to the market price as of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response 6.                            The Company has prepared the following table to comply with the Staff’s comment.

Profits on Conversion of the Notes

The following table shows the total possible profit that the selling stockholders could realize as a result of the conversion discount for the securities underlying the Notes issued in connection with the June 25, 2008 financing to the named selling stockholders assuming the selling stockholders immediately converted the Notes and sold the common stock on the date each selling stockholder received the Note. The purpose of this table is to illustrate a hypothetical situation based on certain assumptions that did not and could not have happened.  At the time the Notes were issued, they were not convertible and did not become convertible until December 11, 2008.  In addition, even if the Notes were convertible on the date of issuance, the shares of common stock underlying the Notes were not registered. Therefore, for these reasons, the selling stockholders could not have actually sold the shares at the time the Notes were issued or on December 11, 2008.

Selling Stockholder	Market price per share on the date of sale of the Convertible Note *	Conversion price per share of the underlying securities on the date of the sale of the Convertible Notes (1) *	Amount of shares underlying the Convertible Notes (2) *	Combined market price of the total number of shares underlying the Convertible Notes (3)	Total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the Convertible Notes (4)	Total possible discount to the market price as of the date of the sale of the Convertible Notes (5)
Special Situations Fund III QP, L.P.	$3.75	$1.25	220,000	$825,000	$275,000	$550,000
Special Situations Private Equity Fund, L.P.	$3.75	$1.25	220,000	$825,000	$275,000	$550,000
Arnold Schumsky	$3.75	$1.25	40,000	$150,000	$50,000	$100,000

*Adjusted for a 1 for 25 reverse stock split effectuated December 11, 2008.

(1)        Set at a fixed price.

(2)        Assumes no interest payments and complete conversion throughout the term of the Notes.

(3)        Calculated by using the market price per share of common stock on the date of the sale of the Notes, adjusted for a 1 for 25 reverse stock split effectuated on December 11, 2008, multiplied by the total possible shares underlying the Notes.

(4)        Calculated by using the conversion price on the date of the sale of the Notes, adjusted for a 1 for 25 reverse stock split effectuated on December 11, 2008, multiplied by the total possible number of shares the selling stockholder may receive.

(5)        Calculated by subtracting the total conversion price on the date of the sale of the Notes from the combined market price of the total number of shares underlying the Notes on that date, adjusted for a 1 for 25 reverse stock split effectuated on December 11, 2008.

The Company respectfully believes such chart does not provide meaningful information for stockholders.  As described in the Company’s response to the Staff’s Comment 5, the market prices and assumptions requested by the Staff do not result in a scenario that could happen.  Accordingly, the Company believes it should not include such chart in the Registration Statement.

Comment 7.                               Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholder or any affiliates of the selling stockholder, presented in a table with the following information disclosed separately:

•                  market price per share of the underlying securities on the date of the sale of that other security;

•                  the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•                  if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•                  if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•                  the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•                  the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•                  the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•                  the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response 7.                            The Company has prepared the following table to comply with the Staff’s comment.

Profits on Conversion or Exercise of Other Securities Held by Selling Stockholders

The following table shows the total possible profit that the selling stockholders could realize as a result of the conversion discount for the securities underlying any other warrants, notes or other securities, collectively referred to as the “Other Securities,” we sold to the selling stockholders or their affiliates, assuming the selling stockholders or their affiliates immediately converted the Other Securities and sold the common stock on the date each selling stockholder or affiliate received the securities. The purpose of this table is to illustrate a hypothetical situation. At the time the Other Securities were issued, the shares of common stock underlying the securities were not issued and in some cases, they were not registered.  Additionally, we believe that the trading volume of our stock would not support selling of the volume suggested by this chart on one day or even over several months or years. Therefore, the selling stockholders could not have actually sold the shares at the time the Other Securities were issued.

Selling Stockholder	Type of Other Security	Date of issuance	Market price per share on the date of sale of the Other Security *	Conversion price/exercise price per share on the date of the sale of the Other Security (1) *	Amount of shares underlying the Other Security *	Combined market price of the total number of shares underlying the Other Security (2)	Total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the Other Security (3)	Total possible discount to the market price as of the date of the sale of the Other Security (4)
Special Situations Fund III QP, L.P. (5)	Warrant	February 1, 2007	$10.00	$8.00	160,000	$1,600,000	$1,280,000	$320,000
Special Situations Fund III QP, L.P. (5)	Warrant	June 25, 2008	$3.75	$1.75	145,200	$544,500	$254,100	$290,400
Special Situations Private Equity Fund, L.P. (5)	Warrant	February 1, 2007	$10.00	$8.00	160,000	$1,600,000	$1,280,000	$320,000
Special Situations Private Equity Fund, L.P. (5)	Warrant	June 25, 2008	$3.75	$1.75	145,200	$544,500	$254,100	$290,400
Arnold Schumsky	Warrant	February 1, 2007	$10.00	$8.00	24,000	$240,000	$192,000	$48,000
Arnold Schumsky	Warrant	June 25, 2008	$3.75	$1.75	26,400	$99,000	$46,200	$52,800
LaPlace Group LLC	Warrant	February 1, 2007	$10.00	$8.00	16,000	$160,000	$128,000	$32,000

*Adjusted for a 1 for 25 reverse stock split effectuated December 11, 2008.

(1)          Exercise price and amount of common stock underlying the Other Security does not include adjustments made after the issuance date as a result of anti-dilution provisions being triggered.

(2)          Calculated by using the market price per share of common stock on the date of the sale of the Other Security, adjusted for a 1 for 25 reverse stock split effectuated on December 11, 2008, multiplied by the total possible shares underlying the Other Security.

(3)          Calculated by using the conversion/exercise price on the date of the sale of the Other Security, adjusted for a 1 for 25 reverse stock split effectuated on December 11, 2008, multiplied by the total possible number of shares the selling stockholder may receive.

(4)          Calculated by subtracting the total conversion/exercise price on the date of the sale of the Other Security from the combined market price of the total number of shares underlying the Other Security on that date, adjusted for a 1 for 25 reverse stock split effectuated on December 11, 2008.

(5)          Austin Marxe is an affiliate of Special Situations Fund III, QP, L.P. and Special Situations Private Equity Fund, L.P. MGP Advisors Limited, or MGP, is the general partner of the Special Situations Fund III, QP, L.P. AWM Investment Company, Inc., or AWM, is the general partner of MGP and the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and dispositive control over the portfolio securities of Special Situations Fund III, QP, L.P. and Special Situations Private Equity Fund, L.P.

The Chart does not include options issued to Joel Pitlor and Austin Marxe as part of their compensation for serving on the Board of Directors.  Such options were issued at market on the day of the grant and therefore would not create values in the Chart.  Additionally, such grants were made for compensation and the Company has already disclosed them in that manner.

The Company respectfully believes such chart does not provide meaningful information for stockholders.  As described in the Company’s response to the Staff’s Comment 5, the market prices and assumptions requested by the Staff do not result in a scenario that could happen for many reasons.  Accordingly, the Company believes it should not include such chart in the Registration Statement.

Comment 8.                                 Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•                  the gross proceeds paid or payable to the issuer in the convertible notes transaction;

•                  all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 5;

•                  the resulting net proceeds to the issuer; and

•                  the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholder that is disclosed in response to comments 6 and 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments (as disclosed in response to comment 5) and the total possible discount to the market price of the shares underlying the convertible notes (as disclosed in response to comment 6) divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response 8.                              The Company has prepared the following table to comply with the Staff’s comment.

Comparison of Company Proceeds from the June 25, 2008 Financing to Potential Investor Profit

The following table provides information with respect to the Notes issued on June 25, 2008:

Total gross proceeds we have received from the Note transaction	$600,000
Total payments that may be required to be made by our Company	$0	(1)
Net proceeds	$600,000
Combined total possible profit to be realized by the selling stockholders as a result of any conversion discounts held by the selling stockholders or their affiliates	$2,633,600
Total amount of all possible payments plus the total possible discount to the market price of the shares underlying the Notes divided by the net proceeds to our Company	200	%(2)

(1)          This amount is with respect to liquidated damages, interest and other potential expenses that we are unable to estimate as this time.

(2)          Percentage will remain the same over the term of the Notes.

The Company does not believe this chart is appropriate for disclosure in the S-1.  In response to Staff Comment 5, the Company has already disclosed the gross and net proceeds of the offering and those amounts had previously been disclosed in several places in the Registration Statement.  Additionally, the proceeds from the Note offering are disclosed in other parts of the Registration Statement and to disclose the proceeds again on the same page as the disclosure added in response to Staff Comment 5 would be repetitive and would not add any further disclosure to the Registration Statement.

Additionally, the chart provides misleading information as it totals hypothetical “profits” that could not have happened under the assumptions provided by the Staff.  Given the fluctuations of the Company’s stock price and extremely low trading volume, the Company believes it is misleading to use market price to determine the value of the selling stockholder’s securities.

Finally, the chart is misleading because it provides the proceeds of the Notes offering, however it lists hypothetical “profit” for more than the Note offering.  The Company believes, if the Staff would like to compare proceeds against hypothetical “profit,” it should compare the same transactions in each line.

Comment 9.                                 Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transaction between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those person), with the table including the following information disclosed separately for each transaction:

•                  the date of the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•                  the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholder, affiliates of the company, or affiliates of the selling stockholder;

•                  the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholder;

•                  the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•                  the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response 9.                              The Company has prepared the following table to comply with the Staff’s comment.

Transactions Prior to June 25, 2008 Financing

The following table provides information with respect to all securities transactions in the three years prior to June 25, 2008 between our Company, or any of our predecessors, and the selling stockholders, including any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction, or any predecessors of those persons:

Date of transaction	Number of shares of common stock that were outstanding prior to the transaction (1)

Number of shares of
common stock that were
outstanding prior to the
transaction and held by
persons other than the
selling stockholder,
affiliates of our
Company, or affiliates of
the selling stockholder

			Number of shares of common stock that were issued or issuable in connection with the transaction		Percentage of total issued and outstanding common stock that were issued or issuable in the transaction (2)	Market price per common share immediately prior to the transaction *	Current market price per common share subject to the transaction *
February 1, 2007	618,411	259,546	400,000	(3)	154.1%	$9.00	$0.27 (4)
April 13, 2006	280,411	183,051	338,000		184.6%	$8.75	$0.27 (4)

*Adjusted for a 1 for 25 reverse stock split effectuated December 11, 2008.

(1)          All transactions relate to our common stock as the class of securities subject to the transaction.

(2)          Calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of our Company, or affiliates of the selling stockholder.

(3)          In addition to 400,000 shares of common stock issuable in this transaction, we issued warrants which may require us to issue an additional 400,000 shares of common stock if they are all exercised prior to their expiration date.

(4)          Market price as of April 2, 2009.

The Company does not believe the chart provided is useful to investors.  The implication of the chart appears to be that the Company’s issuance of shares has depressed the Company’s market price for its common stock.  However, the shares issued to investors have not, in some cases, been issued and additionally, those shares have not been sold.  As a result, sales of these shares have not created an obvious downward pressure on the Company’s stock.  Additionally, it is possible that the shares underlying these securities may never be issued and the securities may expire according to their terms.  Finally, this chart does not account for many other factors that may effect the Company’s stock price including the Company’s financial performance and the performance of the stock market overall.

Comment 10.                           Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•                  the number of shares outstanding prior to the convertible notes transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;

•                  the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;

•                  the number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;

•                  the number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and

•                  the number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options or warrants.

Response 10.                        The Company has prepared the following table to comply with the Staff’s comment.

The following table sets forth (a) the number of shares outstanding prior to the June 25, 2008 financing held by persons other than the selling stockholders, affiliates of our company and affiliates of the selling stockholders, (b) the number of shares registered for resale by the selling stockholders or their affiliates in prior registration statements, (c) the number of shares registered for resale by the selling stockholders or their affiliates that continue to be held by such stockholders or affiliates, (d) the number of shares sold in registered resale transactions by the selling stockholders or their affiliates and (e) the number of shares registered for resale on behalf of the selling stockholders or their affiliates in the June 25, 2008 financing. These numbers do not include securities underlying any outstanding convertible securities, options or warrants.

Number of shares outstanding prior to the June 25, 2008 transaction held by persons other than selling stockholders, affiliates of our company and affiliates of selling stockholders	1,018,411
Number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements	880,000
Number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders	880,000
Number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders	0
Number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction	0

The Company respectfully believes this chart does not provide any useful information for investors and it should not be included in the Registration Statement.  It is unclear from the content what the chart is attempting to show or what the numbers mean.

Comment 11.                           Please provide us, with a view toward disclosure in the prospectus, with the following information:

•                  whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•                  whether — based on information obtained from the selling stockholders — the selling stockholders have an existing short position in the company’s common stock and, if the selling stockholder have an existing short position in the company’s stock, the following additional information:

•                  the date on which the selling stockholders entered into that short position; and

•                  the relationship of the date on which the selling stockholders entered into that short position to the date of the announcement of the convertible notes transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

Response 11.                        The Company has complied with the Staff’s comment and has added this disclosure to the Registration Statement.

Comment 12.                           Please provide us, with a view toward disclosure in the prospectus, with:

•                  a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•                  copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response 12.                        The Company has complied with the Staff’s comment.  The Company has previously filed all agreements described by the Staff except for the Side Letter Agreement executed just prior to the filing of this Amendment to the Registration Statement and such Side Letter Agreement has been included as an exhibit to this Amendment.

Comment 13.                           Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  Show us all calculations underlying your determination.

Response 13.                        The Company has already included a description of the calculation to determine the number of shares of common stock underlying the Notes in the “Summary” section of the Registration Statement and the footnotes to the “Selling Security Holders Table.”  The Company had included the calculation to determine the additional shares of common stock underlying the warrants in the footnotes to the “Selling Security Holders Table.”  In response to Staff Comment 2, the Company has added additional disclosure explaining in detail the calculation to determine the additional shares of common stock underlying the warrants.  The Company believes this information, in total, complies with the Staff’s comment.

Comment 14.                           Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.  A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter.  In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stock holder is able to make the following representations in the prospectus:

•                  the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

•                  at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response 14.                        The selling security holders have represented to the Company that they are not broker-dealers or affiliates of broker dealers.

Comment 15.                           Please revise the table to present a column reflecting the number of shares owned prior to the offering as a percentage of outstanding shares.

Response 15.                        The Company has complied with the Staff’s comment.

Comment 16.                           It appears from footnote (4) to the selling security holders table that columns for each of the Special Situations funds should reflect all of the shares held by both funds, pursuant to Rule 13d-3 of the Exchange Act.  Please advise or revise.

Response 16.                        The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly